monday.com Ltd.
6 Yitzhak Sadeh Street
Tel Aviv, 6777506 Israel

October 9, 2025

Via EDGAR Transmission

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Lisa Etheredge and Robert Littlepage

Re:	monday.com Ltd.
Form 20-F for the Year Ended December 31, 2024
File No. 001-40461

Dear Ms. Etheredge and Mr. Littlepage:

This letter is in response to the letter dated September 11, 2025, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), relating to the above-referenced Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 17, 2025 (the “20-F”). The Staff’s comments are set forth below in bold, followed by the Company’s response to the comments.

Please note that the “Company,” “we” and “our” refers to monday.com Ltd. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comment letter, the text of which we have repeated in this response letter for convenience. [All terms used but not defined herein have the meanings assigned to such terms in the 20-F.]

Form 20-F for the Year Ended December 31, 2024
Operating Results
Comparison of the Years Ended December 31, 2024 and 2023, page 60

1.
Please revise to provide a more substantive analysis of the reasons for changes in revenue during the periods presented. Your discussion should address the impact of changes in pricing, new or expanded product lines, and to the extent possible, quantify increases driven by existing customers separate from increases attributable to new customers. We note, for example, that the Q4 2024 and Q2 2025 shareholder letters provided on your website include metrics about customer growth associated with your CRM, service and dev products that provide additional insights not addressed in MD&A. Similarly, in your February 10, 2025 earnings call, management quantified the impact of pricing on 2024 results and provided an estimate of expected future pricing impacts but neither are included in your MD&A for the year ended December 31, 2024. Refer to Item 303 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in future Annual Reports on Form 20-F beginning with the year ended December 31, 2025, we will expand our Item 5. Operating and Financial Review and Prospects (“MD&A”) to provide a more substantive analysis of the reasons for changes in revenue during the periods presented. Specifically, the expanded discussion will, if applicable and practicable, address material impacts from pricing adjustments and material impacts from our customer base development, including contributions from new customer acquisitions as well as from existing customers.

As noted in our response below to the Staff’s comment #4, we do not currently disclose or internally use GAAP revenue by product. However, if this were to change in the future, we would also evaluate whether there are any material impacts from new or expanded product lines that should be disclosed in our MD&A.

Liquidity and Capital Resources, page 64

2.
We note that you have a significant amount of cash on hand as of December 31, 2024. Please revise to provide a more substantive discussion of your material cash requirements from known and other obligations both in the short-term and separately in the long-term (beyond the next 12 months). As part of this analysis, identify any known trends, demands, commitments, events or uncertainties that are reasonably likely to materially impact your liquidity and capital resources. For example, we note from your Q4 2024 investor presentation that your future plans include an expansion of your core work product lines. Additionally, in your August 11, 2025 earnings call, management discussed investing in mondayDB. Your revised disclosures should address the timeline and expected cost of any known or anticipated investments along with the anticipated impact on your capital resources and liquidity.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in future Annual Reports on Form 20-F, we will expand our MD&A to provide a more substantive discussion of our material cash requirements from known and other obligations both in the short-term and separately in the long-term, including identifying any known trends, demands, commitments, events or uncertainties that are reasonably likely to materially impact our liquidity and capital resources. Specifically, the expanded discussion will highlight the following areas of investment, to the extent material: investments in talent (e.g., headcount growth), investments in our platform and our products, including integrating artificial intelligence technologies, and investments in our go-to-market approach, including plans to open new offices and strengthen our partner network.

Consolidated Financial Statements
Note 16. Segment Reporting, page F-48

3.
We note your disclosure indicating that you manage your business on the basis of one reportable segment and unit. Based upon comments made by management during your February 10, 2025, earnings call, it appears that discrete financial information below the consolidated level is both available to and reviewed by management. Please tell us how you considered ASC 280-10-50 in determining your operating and reportable segments. To the extent that you have aggregated multiple operating segments into a single reportable segment, please also tell us your basis for doing so.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as further explained below, the Company determined it has one operating segment and reportable segment. The Company notes that no discrete GAAP or non-GAAP financial measures are available or reviewed by management on any basis other than the consolidated level. The Company does use Annual Recurring Revenue (“ARR”), which is an operational measure, and other analytical, non-financial information that is produced on a disaggregated per product level, such as number of accounts per product. ARR is used by the Company as a growth operational measure and reviewed by the Company’s Chief Operating Decision Makers (“CODMs”) for that purpose only. ARR is an operational measure that is not directly comparable to GAAP revenue.

Furthermore, the Company carefully considered all of the relevant factors in ASC 280-10-50, including but not limited to the factors noted below. In identifying its potential operating segments based on the criteria set forth in ASC 280-10-50-1, the Company considered several sources of information, including the Company’s internal organizational structure, the basis on which budgets and forecasts are prepared, the financial information the Company’s CODMs review in evaluating company performance and determining how resources should be allocated (including that the CODMs review the Company’s consolidated operating results to assess performance and make resource allocation decisions), and how information is released to the public and analysts. The reports, in the package, delivered to, and reviewed by the CODMs do not include information at a disaggregated level. Based on the analysis of ASC 280-10-50-1, as further detailed below, the Company determined that (i) none of its stand-alone products meet the criteria of an operating segment and (ii) the Company therefore has only one operating segment. Since the Company determined that it has only one operating segment, the aggregation criteria set forth in ASC-280-10-50-11 are not applicable.

Additional Details Regarding the Company’s Segments Analysis :

●
The Company notes that it compiles and provides a monthly reporting package to its CODMs to facilitate the review of its operational performance and make decisions regarding resource allocation as well as for approval of budgets and forecasts. As described above, financial results and metrics are presented, reviewed and evaluated only at the consolidated level. As noted above, although supplemental disaggregated ARR by product is reviewed by the Company and included in such reporting packages,  that information is used as a growth operational measure only. ARR was not intended to, nor used by the CODMs to measure profitability at a level below the consolidated level.

●
No other discrete financial information (including revenues, operating expenses or any other profitability measure) is provided, nor is it available on a disaggregated basis. The key profitability measure the CODMs evaluate to make resource allocation decisions is non-GAAP operating income, which is only available on a consolidated level.

●	Although the CODMs receive ARR and other analytical, non-financial information at the product level, such as the number of accounts per product, it is important to note that:

○
All the products share the same platform and can be used simultaneously by different teams in the same organization. While the Company sells its products to customers of different sizes and those customers operate in many different sectors, the Company’s key focus and potential growth opportunity is from selling upmarket to enterprise customers, where the Company generally sells at least two or more products to the same customer;

○
The products are sold and revenues are recognized over the same time periods (most of the Company’s contracts are annual subscriptions or, to a lesser extent, multi-period contracts, all of which are recognized over time in the same pattern), and have similar terms and conditions; and

○
The key corporate functions in the organization, including research and development, customer support and sales, serve the consolidated business and are not organized by product line or otherwise, which is why most of the Company’s expenses are attributed to the consolidated business rather than a more disaggregated level.

●
For these reasons, the Company is not required and currently does not allocate any shared operating expenses to individual products or solutions for management reporting purposes, and resource allocation decisions are based on consolidated operating results. This is also evidenced by the fact that the Company’s financial planning and accounting systems were not designed to budget, record transactions (revenue or expenses), or otherwise allocate shared costs for the purpose of reporting operating margin at the product level or at any other level of disaggregation.

4.
Please refer to ASC 280-10-50-40 and tell us how you considered disclosing revenues from external customers for each of your four main products: work management, CRM, dev and service. We note a recent announcement in your Q2 2025 shareholder letter that the CRM product reached $100 million in ARR. As such, it appears that there is sufficient financial information available to report revenues from external customers by product.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that although the Company does publicly disclose certain operational measures by product (i.e., ARR per product and number of accounts by product), the Company does not disclose or internally use GAAP revenue by product. As noted above, these operational measures are not directly comparable to GAAP revenue.

As part of the preparation of its financial statements, the Company considers and follows the guidance in ASC 280-10-50-40, which states “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements”. ASC 280 does not provide further guidance on evaluating whether a group of products or services is similar for disclosure purposes. The Company believes that an entity may look to the aggregation criteria in ASC 280-10-50-11 to determine whether groups of products or services are similar. The Company also considers the revenue disaggregation guidance in ASC 606-10-55-90 in determining what qualitative and quantitative information should be disclosed so that financial statement users can understand the nature, amount, timing, and uncertainty of revenue and cash flows generated from its contracts with customers.

The Company operates a cloud-based visual Work Operating System (“the monday.com Platform”) that consists of modular building blocks that can be easily used and assembled to create software applications and work management tools and serves as a connective layer to integrate with various digital tools across an organization. The Company’s product suite is built on top of the monday.com Platform. Each product adds a thin, specialized layer on top of the shared infrastructure, enabling deep functionality with minimal complexity to a specific business need, empowering customers to run the core of their work on monday.com. As of December 31, 2024, the Company had the following products: Work management, CRM, Dev, and Service (introduced in mid-2024).

In considering the disclosure requirements of ASC 280-10-50-40, the Company concluded that its products are operationally and economically similar in terms of the nature of the products, the production process, how they are sold and distributed, the type and class of customers, and the applicable regulatory requirements, as further detailed below:

●
All the Company’s products share the same monday.com Platform and can be used simultaneously by different teams in the same organization. While the Company sells its products to customers of different sizes and those customers operate in many different sectors, the Company’s key growth opportunity is selling up-market to enterprise customers, where the Company generally sells at least two or more of its products to the same customer,

●
The products are sold and recognized over the same time periods (most of the Company’s contracts are annual subscriptions or to a lesser extent, multi-year contracts, all of which are recognized over time in the same pattern), and have similar terms and conditions,

●
The Company’s organizational structure and processes, including sales, customer support and research and development functions are structured to serve the entire organization and the moday.com Platform rather than a specific product,

●	There are no specific regulatory requirements per product.

Based on the Company’s analysis, including the factors described above, the Company concluded that all of its products are sufficiently similar such that additional disclosure is not required by ASC 280-10-50-40.

The operational measures for certain products provided in the Company’s earnings calls, press releases and other information available on the Company’s investor relations website are meant to help investors and other readers get a general understanding of the Company’s product offerings, which support the Company’s growth strategy, but these references were not intended to distinguish products based on economic characteristics.

Further, the Company respectfully advises the Staff that, as of December 31, 2024, the CRM, Dev, and Service products combined constituted approximately 7.7% of the Company’s total ARR. Therefore, the Company believes that further disaggregation of GAAP revenue by product would not be material to its consolidated financial statements.

Based on the above considerations, the Company respectfully advises the Staff that it does not believe any additional disclosures of GAAP revenue by product type are necessary. The Company will continue to evaluate its analysis in future reporting periods in accordance with the applicable accounting standards and update its disclosures if necessary, based on any changes in facts and circumstances.

*          *          *          *

Please direct questions regarding this response to me at +972(55) 939-7720. For any future written correspondence sent by email, please use the following addresses: Eliran@monday.com, Shiran@monday.com, adva@monday.com, and Noah@monday.com.

Sincerely,
By: Name: Title:	/s/ Eliran Glazer Eliran Glazer Chief Financial Officer

Cc:          Shiran Nawi, Chief People and Legal Officer
Adva Schulman, General Counsel
Noah Zivan, Head of Corporate Securities
Julia Thompson, Latham & Watkins LLP